Filed by Barrick Gold Corporation
This communication is filed pursuant to
Rule 425 under the Securities Act of 1933, as amended.
Subject Company: Placer Dome Inc.
Commission File Number: 333-130864
Date: January 20, 2006
PRESS RELEASE – January 20, 2006
All figures in US dollars.
Barrick Acquires 81% of Placer Dome and Extends Offer to February 3, 2006
Barrick Gold Corporation is pleased to announce that as of midnight on January 19, 2006, approximately 358 million common shares of Placer Dome Inc. had been validly deposited to Barrick’s offer to acquire all of the outstanding shares of Placer Dome. Barrick has taken up and accepted for payment all of such shares, which represent approximately 81% of the common shares of Placer Dome (78% on a fully diluted basis). Barrick will pay for such shares on or before January 23, 2006.
     Barrick President and Chief Executive Officer Greg Wilkins said: “We are pleased that Placer Dome shareholders have accepted our offer, and we welcome them as Barrick shareholders. We look forward to working with Placer Dome’s talented employees and, with them, commencing the process of integrating these two great companies. The combined company will have the size, scale and financial strength to capitalize on industry opportunities and deliver value from its assets, people and projects.”
     Barrick offered to acquire all of the outstanding common shares of Placer Dome on the basis of, at the election of each holder, US$22.50 in cash or 0.8269 of a common share of Barrick plus US$0.05 in cash per Placer Dome common share, subject in each case to pro ration. Placer Dome shareholders who tendered to the Cash Alternative will receive US$22.50 in cash for each Placer Dome common share tendered and those who tendered to the Share Alternative will receive US$2.33 in cash and 0.7430 of a Barrick common share for each Placer Dome common share tendered, subject in each case to adjustment in respect of fractional shares. The aggregate cash consideration to be paid by Barrick will be approximately US$992 million and the aggregate number of common shares to be issued by Barrick will be approximately 260 million, in respect of the shares tendered to date.
     Barrick has also extended its offer until 6:00 p.m. (Toronto time) on February 3, 2006, to allow Placer Dome shareholders an additional opportunity to tender to the offer. For U.S. securities law purposes, this extension constitutes a subsequent offering period. A notice of extension and subsequent offering period will be mailed to Placer Dome shareholders in the coming days. If Barrick is successful in acquiring 90% of the shares of Placer Dome under the offer, it intends to acquire all remaining shares by compulsory acquisition.
     Barrick’s vision is to be the world’s best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner.

BARRICK GOLD CORPORATION	PRESS RELEASE

About the Offer
Barrick’s take-over bid circular and related documents were filed with the securities regulatory authorities in Canada and the United States on November 10, 2005, a notice of variation and extension of the offer was filed with these same regulatory authorities on January 5, 2006 and a notice of extension and subsequent offering period will be filed with these same regulatory authorities. Placer Dome shareholders are advised to read the take-over bid circular and the notice of variation and extension as they contain important information including the terms and conditions of the offer and the procedures for depositing shares. Additional information about the offer or copies of the take-over bid circular and the notice of variation and extension may be obtained from shareholders’ investment advisers, from RBC Dominion Securities Inc. or Merrill Lynch Canada Inc., who are acting as Barrick’s Canadian dealer managers, RBC Capital Markets Corporation, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, who are acting as Barrick’s U.S. dealer managers, or Kingsdale Shareholder Services Inc. for Canada (Toll Free 1-866-877-2571) or MacKenzie Partners, Inc. for the United States and other locations (Toll Free 1-800-322-2885) who are acting as Barrick’s Information Agents.
     On November 10, 2005, Barrick filed with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular. On January 5, 2006, Barrick filed with the SEC a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular and the notice of variation and extension. Barrick will file with the SEC an amendment to the Registration Statement on Form F-10 which will include the notice of extension and subsequent offering period. Investors and security holders are urged to read the disclosure documents filed by Barrick from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular and the notice of variation and extension have been sent to shareholders of Placer Dome Inc. Investors may also obtain a free copy of the offer and takeover bid circular, the notice of variation and extension and other disclosure documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and the other disclosure documents may also be obtained free of charge by directing a request to Kingsdale Shareholder Services Inc. or Mackenzie Partners Inc. at the toll free numbers set out above.

For further information:

INVESTOR CONTACT:	MEDIA CONTACT:
James Mavor	Vincent Borg
Vice President,	Vice President,
Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: vborg@barrick.com

BARRICK GOLD CORPORATION	PRESS RELEASE